UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ashford Hospitality Prime, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

044102-10-1

(CUSIP Number)

David A. Brooks

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 044102-10-1

1	Name of Reporting Person S.S. or I.R.S Identification No. of Above Person Ashford Hospitality Limited Partnership

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

CUSIP No. 044102-10-1

1	Name of Reporting Person S.S. or I.R.S Identification No. of Above Person Ashford Hospitality Trust, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person CO

CUSIP No. 044102-10-1

1	Name of Reporting Person S.S. or I.R.S Identification No. of Above Person Ashford OP General Partner LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

SCHEDULE 13D

Item 1.                   Security and Issuer

This Amendment No. 1 dated as of July 28, 2015 (this “Amendment”) to Statement on Schedule 13D dated as of November 19, 2013 (the “Original Schedule 13D” and, as amended, the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ashford Hospitality Prime, Inc., a Maryland corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

Item 3.                   Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

The Reporting Persons are Ashford Hospitality Limited Partnership, a Delaware limited Partnership (“Ashford OP”), Ashford Hospitality Trust, Inc., a Maryland corporation (“Ashford Trust”), and Ashford OP General Partner LLC, a Delaware limited liability company (the “General Partner”).

Ashford OP received an aggregate of 4,977,853 units of limited partnership interests (“Units,” and together with the shares of the Common Stock into which the Units can convert, the “Securities”) in Ashford Hospitality Prime Limited Partnership, the operating subsidiary of the Issuer (the “Partnership”).  The Units were issued to Ashford OP in connection with the consummation of the separation of the Issuer from Ashford Trust and were redeemable for cash or, at the option of the Issuer, for shares of Common Stock on a 1-for-1 basis.  Ashford Trust and the General Partner may have been deemed to beneficially own the Securities held by Ashford OP as a result of their control over Ashford OP.

Effective July 27, 2015, Ashford Trust declared the distribution (the “Distribution”) of all of the Units owned by Ashford OP to its limited partners of their pro rata share of the Units, whereupon (a) Ashford Trust became the direct owner of 4,142,377 Units (the “Directly Held Units”), and (b) each of Ashford OP and the General Partner no longer owned, directly or indirectly, any Securities in the Issuer and each ceased to be a Reporting Person hereunder.

Concurrently with the Distribution, Ashford Trust sought the redemption of the Directly Held Units in exchange for an equal number of shares of Common Stock of the Issuer and the distribution, through a pro-rata, taxable dividend (the “Dividend”), of such shares to Ashford Trust common shareholders of record as of the close of business of the New York Stock Exchange on July 20, 2015.  After the Dividend, Ashford Trust no longer owned any Securities of the Issuer and ceased to be a Reporting Person hereunder.

Item 4.                   Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

The Reporting Persons acquired the Securities (either directly or indirectly, as applicable) for investment purposes and not with a view toward or having the effect of directing control over the Issuer.  As a result of the completion of the Distribution and Dividend (the descriptions of which in Item 3 are incorporated by reference in its entirety into this Item 4), each of the Reporting Persons has ceased to be 5% beneficial owners of Securities of the Issuer.

Item 5.                   Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)           Aggregate Number and Percentage of Securities. As a result of the completion of the Distribution and Dividend, the Reporting Persons no longer own any Securities of the Issuer.

(b)           Power to Vote and Dispose.  Not applicable.

(c)           Transactions within the Past 60 Days.  Not applicable.

(d)           Certain Rights of Other Persons.  Not applicable.

(e)           Date Ceased to be a 5% Owner.  As a result of the completion of the Distribution and Dividend, each of the Reporting Persons ceased to be beneficial owners of more than 5% of the Securities of the Issuer as of July 27, 2015.

Item 7.                   Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

1.             Joint Filing Agreement, dated November 29, 2013, among the Reporting Persons (incorporated by reference to Exhibit 1 to the Original Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

Date: July 28, 2015	ASHFORD HOSPITALITY LIMITED PARTNERSHIP

	By:	Ashford OP General Partner LLC,
its general partner

	By:	/s/ David A. Brooks
	Name:	David A. Brooks
	Title:	Vice President

Date: July 28, 2015	ASHFORD HOSPITALITY TRUST, INC.

	By:	/s/ David A. Brooks
	Name:	David A. Brooks
	Title:	Chief Operating Officer

Date: July 28, 2015	ASHFORD OP GENERAL PARTNER LLC

	By:	/s/ David A. Brooks
	Name:	David A. Brooks
	Title:	Vice President